UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Three Month Fiscal Period Ended December 31, 2007
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition period from                                          to
Commission File Number 000-08193
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
Argon ST Inc. 401(k) Profit Sharing Plan and Trust
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ARGON ST, INC.
12701 Fair Lakes Circle, Fairfax, Virginia 22033

REQUIRED INFORMATION
Financial Statements:
4.	In lieu of the requirements of Item 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s three month fiscal period ended December 31, 2007 are presented on pages 2 through 8.

Exhibits:

23.	Consent of Grant Thornton LLP, independent registered public accounting firm.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust

Report of Independent Registered Public Accounting Firm
Trustees
Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2007 and September 30, 2007, and the related statement of changes in net assets available for benefits for the three month period ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and September 30, 2007, and the changes in net assets available for benefits for the three month period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton, LLP
McLean, Virginia
June 27, 2008

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December	September
	31, 2007	30, 2007

Assets
Noninterest bearing cash	$1,178	$3,925
Investments at fair value:
Registered Investment Companies	69,021,891	65,497,565
Argon ST Common Stock	5,039,674	5,439,842
Stable Value Fund	6,594,087	5,698,747
Participant loans	525,062	506,003

Total investments	81,180,714	77,142,157

Receivables:
Employer match contributions	355,386	—
Other receivable	—	12,126

Net assets available for benefit at fair value	81,537,278	77,158,208

Adjustment from fair value to contract value for stable value fund	71,661	57,276

Net Assets Available for Benefits	$81,608,939	$77,215,484

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Three Month Fiscal Period Ended December 31,	2007

Additions
Investment income (loss):
Interest and dividends	$4,294,790
Net decrease in fair value of investments	(5,571,622)

Total investment income (loss)	(1,276,832)

Contributions:
Participant	1,199,494
Participant rollover	426,089
Employer match	1,522,344

Total contributions	3,147,927

Transfer from SDRC, Inc. 401(k) Plan	3,508,618

Total Additions	5,379,713

Deductions
Benefits paid to participants	981,678
Plan expenses	4,580

Total Deductions	986,258

Net Increase	4,393,455

Net Assets Available for Benefits, beginning of period	77,215,484

Net Assets Available for Benefits, end of period	$81,608,939

The accompanying notes are an integral part of the financial statements.

Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2007 and September 30, 2007
NOTE A—PLAN DESCRIPTION
The following brief description of the Argon ST, Inc., 401(k) Profit Sharing Plan and Trust (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan was established January 1, 1995, to provide retirement benefits for eligible employees of the participating employer. The participating employer is Argon ST, Inc. (the Company). Effective January 1, 2000, the Plan entered into a tax-favored savings and trust agreement with Fidelity Management Trust Company (Fidelity).
All employees of the employer are eligible to participate upon meeting the eligibility requirement of attaining the age of 21, except members of a collective bargaining unit where retirement benefits have been the subject of good faith bargaining and nonresident aliens who do not receive any earned income from the Company which constitutes United States earned income. Employees become eligible to participate on the entry date immediately after a three month waiting period from the date of employment as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Change in the Plan Fiscal Year
Effective October 1, 2007, the fiscal year for the Plan was changed from a September 30, 2007 year end to a December 31, 2007 year end. The change in the fiscal year end was completed primarily to align the calculations related to limitations on benefits and contributions with that of the Plan’s fiscal year. As a result of the change in the plan fiscal year, financial statements for the three months ended December 31, 2007 have been presented.
Contributions
Participants may contribute a percentage of their pre-tax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Effective April 1, 2007, participants also may choose a Roth deferral contribution on an after-tax basis.
The employer makes a non-discretionary matching contribution, subject to certain Plan limitations, in an amount equal to 100 percent of the participant’s deferral, limited to six percent of the participant’s eligible compensation. In addition, a safe harbor contribution equal to 3% of covered compensation is made to each eligible employee of the Company, regardless of the employees’ participation in the Plan. Each year the employer may also contribute to the Plan a discretionary profit sharing contribution in addition to any matching contributions. The Company did not make a profit sharing contribution for the short Plan year ended December 31, 2007.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contributions, and (b) Plan earnings. Allocations to each participant account for the Company’s discretionary profit sharing contribution is based on the ratio of their compensation for the plan year to the aggregate eligible compensation of all such participants in that year. Investment income is allocated based on participants’ account balances.
Investment
Upon enrollment in the Plan, a participant may direct employee contributions to various investment options, including among others, fixed income, capital appreciation, income and growth mutual funds, Argon ST common stock, a common collective trust, as well as a self-directed brokerage account option. Fidelity is custodian of the funds. Participants may change their investment options daily.
Vesting
Participants are immediately vested in their contributions, rollover accounts and the Company’s safe harbor contributions plus actual earnings thereon. Vesting in the remainder of the plan account is based on years of continuous service. A participant is 100 percent vested after five years of credited service.
Payment of Benefits
On termination of service, including separation due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in annual installments. If the account balance is less than $1,000, the distribution shall be paid in the form of a lump-sum benefit.
Loans to Participants
Loans to participants are limited to the lesser of $50,000 or one-half of the participant’s vested interest in their account. The period of repayment may not exceed five years, except for loans used to acquire, construct, or rehabilitate a dwelling unit used as a principal residence. All loans bear interest under a fixed rate determined by the Plan Administrator. Loans must be repaid prior to any participant (borrower) distribution.
NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan uses the accrual basis of accounting for the presentation of the financial statements.
Investment Valuation and Income Recognition
Investments are stated at fair market value. If available, quoted market prices are used to value mutual fund investments and shares of Argon Common Stock. For securities that have no quoted market price, fair value is determined based upon yields currently available on similar instruments as determined by the custodian or an appointed appraiser, and investment income is recorded as earned and is reinvested in the Plan. Participant loans are valued at their outstanding balances, which approximates fair value.
Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenue and expenses during the reporting period. Actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies

Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in a stable value fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the Stable Value Fund as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Benefit Payments
Benefits are recorded when paid.
NOTE C—ADMINISTRATIVE EXPENSES
The Company absorbs substantially all of the Plan recordkeeping and administrative expenses. Expenses incurred and paid for by the Plan for the Plan years ended December 31, 2007 and September 30, 2007, were $4,580 and $14,185, respectively.
NOTE D—INCOME TAX STATUS
The Company adopted a prototype plan offered through Fidelity. The prototype plan was approved by the Internal Revenue Service as acceptable under Section 401(a) of the Internal Revenue Code (IRC), for use by employers for the benefit of their employees.
NOTE E—INVESTMENTS
The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2007 and September 30, 2007:

	December	September 30,
	31, 2007	2007

Fidelity Leveraged Company Stock	$5,363,643	$5,266,652
Fidelity Capital Appreciation	7,590,892	7,640,643
Fidelity Contrafund	8,237,391	7,440,563
Van Kampen Growth & Income	4,831,749	5,145,528
Artisan Mid Cap	6,198,976	5,801,659
Fidelity Diversified International	7,202,843	6,508,521
Fidelity Managed Income Portfolio	6,594,087	5,698,747
Argon ST Common Stock	5,039,674	5,439,842
As of December 31, 2007 and September 30, 2007, the Plan was invested in a common collective trust, Fidelity’s Managed Income Portfolio, which owns fully benefit-responsive investment contracts. The

Plan’s interest in the Fidelity Managed Income Portfolio is calculated by applying the Plan’s ownership percentage in the Fidelity Managed Income Portfolio to the total fair value of such fund.
For three month period ended December 31, 2007, the Plan’s investments decreased in value by $5,571,622 as follows:

Registered Investment Companies	$(5,255,734)
Argon ST Common Stock	(315,888)

$(5,571,622)

NOTE F—TERMINATION
Although it has not expressed any interest to do so, the employer reserves the right to terminate the Plan and discontinue contributions at any time. In the event of Plan termination, participants become 100 percent vested in their accounts.
NOTE G—FORFEITURES
For the three months ended December 31, 2007 and the year ended September 30, 2007, forfeited non-vested accounts totaled $36,868 and $210,887, respectively. These accounts are used to reduce future employer contributions. No forfeitures were used to reduce employer contributions to the Plan during the three months ended December 31, 2007. At December 31, 2007, forfeitures available to offset future employer contributions totaled $221,131.
NOTE H—RISKS AND UNCERTANTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE I—RECONCILIATION TO FORM 5500
Form 5500 reports Plan assets on a cash basis; accounting principles generally accepted in the United States of America use the accrual basis. A reconciliation of net assets available for Plan benefits according to the financial statements and Form 5500 follows:

	December	September
	31, 2007	30, 2006

Net assets available for benefits, financial statements	$81,608,939	$77,215,484
Less: contributions receivable	(355,386)	—

Net assets available for Plan benefits, Form 5500	$81,253,553	$77,215,484

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

Year ended December 31, 2007

Change in net assets, financial statements	$4,393,455
Add: contributions receivable, beginning of year	—
Less: contributions receivable, end of year	(355,386)

Net income, Form 5500	$4,038,069

NOTE J—RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of Argon ST, Inc. common stock. Argon ST is the Plan sponsor and, therefore, qualifies as a related party. At December 31, 2007 and September 30, 2007, the Plan held investments of 271,534 and 274,739 shares of Argon ST common stock with fair values of $5,039,674 and $5,439,842, respectively. For the three months ended December 31, 2007, the Plan purchased 30,416 shares at a cost of $263,060, and sold or distributed 33,621 shares with proceeds of $663,228.
The Plan has not considered Argon ST contributions to the Plan, or benefits accrued or paid by the Plan, for participants as party-in-interest transactions.
Certain Plan investments are managed by Fidelity Management Trust Company, the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
Fees paid during the year by the Plan sponsor for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.
The Plan sponsor provides to the Plan certain accounting and administrative services for which no fees are charged.

NOTE K—TRANSFER FROM RELATED PLAN
During Argon ST, Inc.’s fiscal year ended September 30, 2006, Argon ST, Inc. acquired San Diego Research Center, Inc. (“SDRC”). At that time, Argon ST, Inc. acquired the plan assets of the SDRC Inc., 401(k) Plan. During the period ended December 31, 2007, the plan assets of the SDRC, Inc. 401(k) Plan were liquidated and the assets of the plan in the amount of $3,508,618 were transferred to the Argon ST, Inc. 401(k) Profit Sharing Plan and Trust and invested in accordance with each participant’s instructions.
NOTE L — SUBSEQUENT EVENT
During Argon ST, Inc.’s fiscal year ended September 30, 2006, Argon ST, Inc. acquired Radix Technologies, Inc. (“Radix”). At that time, Argon ST, Inc. acquired the plan assets of the Radix Technologies Inc., 401(k) Plan. In 2008, the plan assets of the Radix Technologies, Inc. 401(k) plan were liquidated and the assets of the plan in the amount of $15,111,276 were transferred to the Argon ST, Inc. 401(k) Profit Sharing Plan and Trust and invested in accordance with each participant’s instructions. .
Argon ST, Inc., 401(k) Profit Sharing Plan and Trust
Schedule of Assets Held at end of year

December 31, 2007
	Description of	Fair
Identity of Issue	Investment	Value

* Funds with Fidelity Registered Investment Trust:
Fidelity Capital Appreciation	Mutual Fund	$7,590,892
Fidelity Contrafund	Mutual Fund	8,237,391
Spartan US Equity Index	Mutual Fund	2,070,460
Van Kampen Growth & Income	Mutual Fund	4,831,749
Artisan Mid Cap	Mutual Fund	6,198,976
Fidelity Leveraged Company Stock	Mutual Fund	5,363,643
Fidelity Low Priced Stock	Mutual Fund	2,381,318
Lord Abbett Mid Cap Value	Mutual Fund	1,770,465
Fidelity Small Cap Independence	Mutual Fund	822,310
Fidelity Small Cap Retirement	Mutual Fund	160,711
Fidelity Small Cap Values	Mutual Fund	45,634
Fidelity Value Strategies	Mutual Fund	1,003,923
Royce Low Priced Stock	Mutual Fund	1,561,612
Fidelity Diversified International	Mutual Fund	7,202,843
Neuberger Berman International Trust	Mutual Fund	677,191
Fidelity Freedom 2000	Mutual Fund	279,025
Fidelity Freedom 2005	Mutual Fund	8,795
Fidelity Freedom 2010	Mutual Fund	1,140,214
Fidelity Freedom 2015	Mutual Fund	272,647
Fidelity Freedom 2020	Mutual Fund	2,153,995
Fidelity Freedom 2025	Mutual Fund	589,478
Fidelity Freedom 2030	Mutual Fund	3,213,500
Fidelity Freedom 2035	Mutual Fund	594,313
Fidelity Freedom 2040	Mutual Fund	1,060,310
Fidelity Freedom 2045	Mutual Fund	14,537
Fidelity Freedom 2050	Mutual Fund	72,336
Fidelity Freedom Income	Mutual Fund	511,955
Oakmark Equity & Income	Mutual Fund	2,863,296
Fidelity Mortgage Securities	Mutual Fund	247,829

December 31, 2007
	Description of	Fair
Identity of Issue	Investment	Value

Fidelity Short-term Bond	Mutual Fund	325,270
Fidelity Strategic Income	Mutual Fund	1,370,744
PIMCO Total Return	Mutual Fund	3,114,287

BrokerageLink	Self-directed accounts	1,270,242

* Fidelity Managed Income	Common/Collective Trust	6,594,087
* Argon ST Common Stock	Company Stock	5,039,674
* Participant loans	5% to 9.75%	525,062

		$81,180,714

*	Denotes party-in-interest

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARGON ST, INC. 401(k) PROFIT SHARING PLAN
June 27, 2008	By:	/s/ Victor F. Sellier
Victor F. Sellier
Plan Administrator